SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                  The Profit Recovery Group International, Inc.
                                (Name of Issuer)



                      Common Stock, no par value per share
                         (Title and Class of Securities)



                                  743 168 106
                                 (CUSIP Number)










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CUSIP NO.743 168 106




 (l)  Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

                                 Jonathan Golden


 (2)  Check the Appropriate Box if a Member of a Group

         (a)    .

         (b)    .

 (3)  SEC Use Only


 (4)  Citizenship or Place of Organization

                                                   United States

Number of                                   (5)  Sole Voting Power   -     939,520
Shares Beneficially
Owned by Each                               (6)  Shared Voting Power  -    143,408(1)
Reporting Person With
                                            (7)  Sole Dispositive Power -  939,520

                                            (8)  Shared Dispositive Power -143,408(1)

 (9)  Aggregate Amount Beneficially Owned by Each Reporting
          Person

                               1,082,928 shares(1)

(10)  Check if Aggregate Amount in Row (9) Excludes Certain
          Shares    .

(11)  Percent of Class Represented by Amount in Row 9

                                 5.6 percent(1)

 (12)  Type of Reporting Person

                                       IN






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CUSIP NO.743 168 106


(1) Includes 143,408 shares held by the Jonathan Golden Grantor Retained Annuity Trust, of which Mr. Golden's spouse is the sole trustee.






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CUSIP NO.743 168 106


Item l(a).  Name of Issuer:

         The Profit Recovery Group International, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(a).  Name of Person Filing:

         See item (l) of the cover page

Item 2(b).  Address of Principal Business Office:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(c).  Citizenship:

         See item (4) of cover page

Item 2(d).  Title of Class of Securities:

         Common Stock, No Par Value Per Share

Item 2(e).  CUSIP Number:

         743 168 106

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  See item (9) of cover page

         (b)      Percent of Class:

                  See item (11) of cover page

         (c)  Number of shares as to which such person has:




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CUSIP NO.743 168 106


                   (i)     sole power to vote or to direct the vote:

                           See item (5) of cover page

                  (ii)     shared power to vote or to direct the vote:

                           See item (6) of cover page

                  (iii) sole power to dispose or to direct the disposition of:

                           See item (7) of cover page

                  (iv) shared power to dispose or to direct the disposition of:

                           See item (8) of cover page

Item 5.           Ownership of Five Percent or Less of Class:

                  [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the
                  Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  Not applicable



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CUSIP NO.743 168 106

Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/ Jonathan Golden                                  February 10, 1998
 Jonathan Golden                                           Date




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